UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PLY GEM HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

72941W100
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941W100	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caxton-Iseman (Ply Gem), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,354,586 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,985,631 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,354,586 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 72941W100	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caxton-Iseman (Ply Gem) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,078,567 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,709,612 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,078,567 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.2% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 72941W100	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rajaconda Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,064,198 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,695,243 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,064,198 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.4% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 72941W100	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FJI Gloucester LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,064,198 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,695,243 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,064,198 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.4% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 72941W100	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick J. Iseman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 48,064,198 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 25,000 (see Item 4 and Item 8)
	8	SHARED DISPOSITIVE POWER 45,695,243 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,089,198 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.4% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 7 of 11

ITEM 1.	(a)	Name of Issuer: Ply Gem Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 5020 Weston Parkway, Suite 400 Cary, North Carolina 27513

ITEM 2.	(a)
This Statement on Schedule 13G is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Caxton-Iseman (Ply Gem), L.P. (“CI Partnership I”);
Caxton-Iseman (Ply Gem) II, L.P. (“CI Partnership II”);
Rajaconda Holdings, Inc. (“Holdings”), the general partner of each of CI Partnership I and CI Partnership II;
FJI Gloucester LLC (“FJI LLC”), the sole owner of Holdings; and
Frederick J. Iseman, the sole owner of FJI LLC.

	(b)	Address of Principal Business Office, or if none, Residence: The principal business office for each Reporting Person is: c/o CI Capital Partners LLC 500 Park Avenue New York, New York 10022

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: Common stock, par value $0.01 per share

	(e)	CUSIP Number: 72941W100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP

All ownership percentages set forth herein assume that there are 68,468,706 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) outstanding, representing the total number of shares reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 6, 2017, prior to giving effect to the conversion of options held by the Management Stockholders (as defined below) included within the Management Shares.

Holdings, which is the general partner of each of CI Partnership I and CI Partnership II (together,

CUSIP No. 72941W100	SCHEDULE 13G	Page 8 of 11

the “CI Partnerships”), is wholly-owned by FJI LLC, which is wholly-owned and controlled by Frederick J. Iseman.  Holdings, FJI LLC and Frederick J. Iseman may be deemed to be the beneficial owner of shares of Common Stock held by the CI Partnerships.

As a result of the Stockholders Agreement described in Item 8 below, each Reporting Person may be deemed to beneficially own and share voting power over an additional 2,368,955 shares of Common Stock beneficially owned by the Management Stockholders, assuming the conversion of all 1,820,020 options held by the Management Stockholders that are vested or that will vest within 60 days after December 31, 2017 (collectively, the “Management Shares”).

(a)
Amount beneficially owned:

As of December 31, 2017, CI Partnership I may be deemed to be the beneficial owner of 12,354,586 shares of Common Stock and CI Partnership II may be deemed to be the beneficial owner of 38,078,567 shares of Common Stock, which, in each case, includes the 2,368,955 Management Shares.

As of December 31, 2017, Holdings and FJI LLC may each be deemed to be the beneficial owner of 48,064,198 shares of Common Stock, consisting of the 9,985,631 shares of Common Stock held by CI Partnership I, the 35,709,612 shares of Common Stock held by CI Partnership II and the 2,368,955 Management Shares.

As of December 31, 2017, Frederick J. Iseman, by virtue of his control of Holdings, may be deemed to be the beneficial owner of 48,089,198 shares of Common Stock, consisting of his direct ownership of 25,000 shares of Common Stock, the 9,985,631 shares of Common Stock held by CI Partnership I, the 35,709,612 shares of Common Stock held by CI Partnership II and the 2,368,955 Management Shares. Mr. Iseman disclaims any beneficial ownership of these shares of Common Stock, except to the extent of his personal pecuniary interest therein.

(b)
Percent of class:

Each of Holdings, FJI LLC and Frederick J. Iseman may be deemed to be the beneficial owner of approximately 68.4% of the total percentage of the voting power of the Common Stock and CI Partnership I and CI Partnership II may be deemed to be the beneficial owner of approximately 17.6% and 54.2%, respectively, of the total percentage of the voting power of the Common Stock.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
		(ii)	Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

CUSIP No. 72941W100	SCHEDULE 13G	Page 9 of 11

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

On May 22, 2013, in connection with the initial public offering of the Issuer, the CI Partnerships, certain members of the Issuer’s management (“Management Stockholders” and, together with the CI Partnerships, the “Pre-IPO Stockholders”), the Issuer and Ply Gem Prime Holdings, Inc. entered into a second amended and restated stockholders’ agreement (the “Stockholders Agreement”).  Under the Stockholders Agreement, the CI Partnerships (or if such partnerships are dissolved, Holdings) are entitled to nominate a number of directors to the Issuer’s board of directors (rounded up to the nearest whole number) equal to the percentage of the Issuer’s common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).  Under the Stockholders Agreement, each of the Pre-IPO Stockholders has agreed to vote all shares of the Issuer’s voting stock held by it as directed by the CI Partnerships (or if such partnerships are dissolved, Holdings) in any voting matter before the Issuer’s stockholders including, without limitation, elections of directors (including the directors nominated by the CI Partnerships), amendments to the Issuer’s certificate of incorporation, approvals of mergers and other transactions or stockholder proposals, whether in an annual stockholder meeting, special stockholder meeting or an action by written consent.  The Stockholders Agreement is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35930) filed with the SEC on May 29, 2013, and the foregoing summary is qualified in its entirety by the terms thereof.
Given the terms of the Stockholders Agreement, the Reporting Persons, together with the Management Stockholders, may be deemed to constitute a “group” that for the purposes of Section 13(d)(3) of the Act that, as of the date hereof, collectively beneficially owns approximately 48,064,198 shares, or approximately 68.4%, of the Issuer’s outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of shares of Common Stock other than the shares directly held by such Reporting Person.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.	CERTIFICATIONS.

N/A

CUSIP No. 72941W100	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2018

CAXTON-ISEMAN (PLY GEM), L.P.

By:	RAJACONDA HOLDINGS, INC., its General Partner

	By:	/s/ Frederick J. Iseman
Name: Frederick J. Iseman
Title: President

CAXTON-ISEMAN (PLY GEM) II, L.P.

By:	RAJACONDA HOLDINGS, INC., its General Partner

	By:	/s/ Frederick J. Iseman
Name: Frederick J. Iseman
Title: President

RAJACONDA HOLDINGS, INC.

By:	/s/ Frederick J. Iseman
Name: Frederick J. Iseman
Title: President

FJI GLOUCESTER LLC

By:	/s/ Frederick J. Iseman
Name: Frederick J. Iseman
Title: Manager

FREDERICK J. ISEMAN

/s/ Frederick J. Iseman
Name: Frederick J. Iseman

CUSIP No. 72941W100	SCHEDULE 13G	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement (previously filed).

2
Second Amended and Restated Stockholders’ Agreement, dated as of May 22, 2013, by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein and for purposes of certain sections only, Rajaconda Holdings, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-35930) filed with the Securities and Exchange Commission on May 29, 2013).